UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AZURE POWER GLOBAL LIMITED

(Name of Issuer)

Equity Shares, $0.000625

(Title of Class of Securities)

V0393H103

(CUSIP Number)

Adam Schwartzman

Ruth Horowitz

Infrastructure and Natural Resources

International Finance Corporation

IFC GIF Investment Company I

IFC Global Infrastructure Fund, LP

IFC Global Infrastructure (GP) LLC

2121 Pennsylvania Avenue, NW

Washington, District of Columbia 20433

United States

(202) 473-9503

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS International Finance Corporation**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION International Organization established by Articles of Agreement among its Member Countries

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,625,419
	8	SHARED VOTING POWER 6,707,759
	9	SOLE DISPOSITIVE POWER 2,625,419
	10	SHARED DISPOSITIVE POWER 6,707,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

**

International Finance Corporation (“IFC”) is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

SCHEDULE 13D

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS IFC GIF Investment Company I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,707,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,707,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,707,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS IFC Global Infrastructure Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,707,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,707,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,707,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS IFC Global Infrastructure (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,707,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,707,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,707,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER

This amendment no. 6 (“Amendment No. 6”) to Schedule 13D relates to the Schedule 13Ds filed by the Reporting Persons on October 21, 2016, as amended from time-to-time (as amended, the “Original Schedule 13Ds”). This Amendment No. 6 relates to the equity shares at $0.000625 par value per share (the “Equity Shares”), of Azure Power Global Limited, a public company limited by shares incorporated in Mauritius on January 30, 2015 (the “Issuer”), with its principal executive offices located at 5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi 110017, India. The Equity Shares are listed on the New York Stock Exchange under the ticker symbol “AZRE.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13Ds. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as specifically set forth in this Amendment No. 6, the Original Schedule 13Ds are unchanged.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13Ds are hereby amended to add the following information for updating:

On July 29, 2021, IFC, GIF Fund (together with IFC, the “Sellers”) and GIF entered into a stock purchase agreement (the “Agreement”) with OMERS Infrastructure Asia Holdings Pte. Ltd. (the “Purchaser”), pursuant to which the Purchaser agreed to purchase from the Sellers and the Sellers agree to sell to the Purchaser an aggregate of 9,333,178 Equity Shares, par value $0.000625 per share (the “Shares”), of Azure Power Global Limited (the “Issuer”) at a price per Share of $23.50 and an aggregate purchase price of $219,329,683.00 in a privately negotiation sale transaction.

The Agreement contains customary representations, warranties and covenants of the parties.

The consummation of the transactions contemplated by the Agreement (the “Closing”) is subject to the satisfaction or waiver of certain customary conditions to Closing at or prior to the Closing, including (i) the accuracy of each party’s representations and warranties, (ii) each party’s compliance with its covenants contained in the Agreement, (iii) acknowledgement of the filing of notice with the Competition Commission of India in connection with the Transaction; (iv) the absence of any threatened or pending actions by or before any governmental authorities seeking to restrain, prohibit, invalidate or otherwise prevent or prohibit the Closing; and (v) the delivery of certain executed ancillary documents. The parties expect that Closing will occur in early August 2021, following the satisfaction of the conditions precedent described above.

The Agreement contains certain termination rights for the parties. The parties may terminate the Agreement by mutual written consent. Either the Purchaser or the Sellers may terminate the Agreement if the Closing shall not have occurred by August 10, 2021, provided that the right to terminate shall not be available to a Party whose failure to fulfill any obligation under the Agreement shall have been the cause of, or shall have resulted in, the failure of Closing to occur on or prior to such date.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Agreement, which is included as Exhibit 4 to this Amendment No. 6 and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13Ds are hereby amended and restated to read in full as follows:

(a) GIF is the owner of all equity interests of GIF Fund, while GP controls GIF and possesses indirect voting power and dispositive control over GIF Fund. IFC possesses management power and dispositive control over GIF Fund through its dispositive control over GP. As of the date of filing of this Amendment No. 6 (the “Filing Date”), GIF Fund holds 6,707,759 Equity Shares, while IFC holds 2,625,419 Equity Shares of the Issuer. Based on information disclosed in the Issuer’s Form 6-K filed with the SEC on June 15, 2021, there were 48,195,962 Equity Shares deemed issued and outstanding as of March 31, 2021. As a result, IFC is deemed to beneficially own 9,333,178 Equity Shares, or 19.4% of the Equity Shares, and GIF, GIF Fund and GP own 6,707,759 Equity Shares, or 13.9% of the Equity Shares. This report shall not be deemed an admission that Reporting Persons or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act, or for any other purpose. Following the Closing described above in Item 4, which is incorporated herein by reference, the Reporting Persons will own no Equity Shares.

(b) The aggregate number and percentage of Equity Shares beneficially owned by each Reporting Person and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 6 and are incorporated herein by reference.

(c) The information reported in Item 4 above is incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Equity Shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13Ds is hereby amended and supplemented by adding the information reported in Item 4 above and incorporating herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Shareholders Agreement by and among the Issuer, IFC, GIF Fund and the other shareholders named therein (incorporated by reference from Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on March 1, 2016).

Exhibit 2	Form of Registration Rights Agreement by and among the Issuer, IFC, GIF Fund and the other shareholders named therein (incorporated by reference from Exhibit 10.8 to Amendment No. 5 to Form F-1 filed on June 30, 2016).

Exhibit 3	Joint Filing Agreement dated July 30, 2021, by and among GIF Fund, GIF, GP and Manager.

Exhibit 4*	Stock Purchase Agreement, dated July 29, 2021, by and among IFC, GIF Fund, GIF and the Purchaser.

*

Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

July 30, 2021	INTERNATIONAL FINANCE CORPORATION

/s/ Adam Schwartzman
Signature

Name: Adam Schwartzman
Title: Portfolio Manager, Infrastructure, East Asia and Pacific

IFC GIF INVESTMENT COMPANY I

/s/ Ruth Horowitz
Signature

Name: Ruth Horowitz
Title: Authorized Signatory

EXECUTED

for and on behalf of

IFC GLOBAL INFRASTRUCTURE FUND, LP

acting by its general partner

IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC

By: IFC ASSET MANAGEMENT COMPANY
(a division of International Finance Corporation)

/s/ Ruth Horowitz
Signature

Name: Ruth Horowitz
Title: Authorized Signatory

IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC By: IFC ASSET MANAGEMENT COMPANY (a division of International Finance Corporation)

/s/ Ruth Horowitz
Signature
Name: Ruth Horowitz
Title: Authorized Signatory